02015305

RECEIVED FEB 15 ... 167 SEC MAIL PROCESSING SECTION WASH. D.C.

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

February 12, 2002

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our Interim Report 3/2001.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Ralf Arndt

Iris Garbers

dw 2/26

Enclosures

ZWISCHENBERICHT

3/2001

hannover rück

KENNZAHLEN des Hannover Rück-Konzerns

in Mio. EUR	30.9.2001	31.12.2000
Gebuchte Bruttoprämien	7 344,5	8 320,5
Verdiente Nettoprämien	4 290,7	5 210,2
Versicherungstechnisches Ergebnis	-788,8	-449,2
Kapitalanlageergebnis	711,4	868,7
Ergebnis der normalen Geschäftstätigkeit	-77,4	419,5
Überschuss/Fehlbetrag (-)	-84,7	364,9
Kapitalanlagen	11 296,9	10 200,5
Eigenkapital	1 431,6	1 573,4
Versicherungstechnische Rückstellungen (netto)	15 442,8	12 953,3
Ergebnis je Aktie in EUR	-2,87	12,38*
Selbstbehalt	63,8 %	63,7 %
Schadenquote**	104,3 %	90,1 %
Kostenquote**	16,9 %	18,7 %
Kombinierte Schaden-/Kostenquote**	121,2 %	108,8 %

* Verwässerungseffekt durch Einzahlung ausstehender Einlagen
** ohne Personen-Rückversicherung und auf der Basis der verdienten Nettoprämie

Verehrte Aktionäre, sehr geehrte Damen und Herren,

nachdem wir im letzten Jahr begonnen haben, unsere Geschäftsentwicklung vierteljährlich darzustellen, legen wir Ihnen nunmehr einen Bericht über die ersten drei Quartale des Jahres 2001 vor. Da dies unser erster Neun-Monats-Bericht ist, liegen hierfür keine Vergleichszahlen vor.



Die Ergebnisse des hier vorgelegten Zwischenberichts über die ersten neun Monate des Geschäftsjahres 2001 wären positiv, hätte es nicht am 11. September die Terrorangriffe in den USA gegeben. Ohne Berücksichtigung dieser außerordentlichen Einflüsse hätte das dritte Quartal 2001 mit einem Ergebnis nach Steuern von 30 Mio. EUR (1,04 EUR je Aktie) abgeschlossen. Das Quartalsergebnis nach Steuern verringerte sich jedoch durch diese Ereignisse um 234 Mio. EUR (-7,92 EUR je Aktie) auf -204 Mio. EUR (-6,88 EUR je Aktie).

Die um die Schäden des 11. September bereinigte Gewinnsituation der ersten neun Monate 2001 hat unsere Erwartungen erfüllt; das Ergebnis nach Steuern beläuft sich auf 149 Mio. EUR (5,04 EUR je Aktie). Inklusive der Schäden aus den Terrorangriffen ergibt sich allerdings ein Minus von 85 Mio. EUR (-2,87 EUR je Aktie).

Die Schäden vom 11. September schlagen sich ausschließlich in der Schaden-Rückversicherung nieder. Die Belastungen der Hannover Rück hieraus belaufen sich nach heutigem Kenntnisstand unverändert auf rund 400 Mio. EUR vor und 234 Mio. EUR nach Steuern. Diese Werte haben wir voll im dritten Quartal verarbeitet. Auf Grund unserer derzeitigen Einschätzung gehen wir davon aus, dass für die Zukunft mit keinen weiteren Belastungen aus dieser Katastrophe zu rechnen ist. Die Terrorschäden führten zu einem negativen Ergebnisbeitrag dieses Geschäftsfeldes von 156 Mio. EUR. Unter Außerachtlassung dieser außergewöhnlichen Belastung hätte die Schaden-Rückversicherung mit einem positiven Ergebnisbeitrag von rund 78 Mio. EUR unsere Erwartungen erfüllt. Die Schaden/Kostenquote betrug für diesen Zeitraum 125 %; ohne die Schäden aus den Terrorangriffen hätte sie 104 % betragen.

In der Personen-Rückversicherung stellt sich der Geschäftsverlauf nach wie vor planmäßig dar. Unsere Wachstums- wie unsere Gewinnziele werden wir auch in diesem Jahr wiederum erreichen können.

Im Programmgeschäft steigt – bedingt durch die erfreulich anlaufende Ausweitung dieses Geschäftsfeldes auf Europa und die hervorragende Wettbewerbssituation unserer amerikanischen Gesellschaften – das Bruttoprämienvolumen weiterhin kräftig an. Ferner erlaubt uns das zu deutlich höheren Prämien generierte Neugeschäft eine Steigerung des Selbstbehalts. Beide Komponenten führen zu einer positiven Entwicklung des Ergebnisbeitrags.

Erfreulich hat sich wiederum die Finanz-Rückversicherung entwickelt. Die Nachfrage nach alternativen Rückversicherungsprodukten stieg im Berichtszeitraum stetig an, so dass Prämienvolumen und Kapitalanlageergebnis bereits nach drei Quartalen über dem Werten des gesamten Vorjahres liegen.

Der Bestand an Kapitalanlagen liegt mit 11 Mrd. EUR 11 % über dem Vorjahr. Das Kapitalanlageergebnis (711 Mio. EUR) reflektiert das schwierige Marktumfeld. Die ordentlichen Erträge stiegen im Wesentlichen durch ein erhöhtes Anlagevolumen, allerdings reduziert das gesunkene Zinsniveau die Durchschnittsrendite. Die rückläufigen Ergebnisse aus dem Abgang von Kapitalanlagen entsprechen der Situation an den Kapitalmärkten im Berichtszeitraum.

Im Saldo ergibt sich ein Vorsteuerergebnis vor Minderheitsanteilen von -124 Mio. EUR und ein Nachsteuerergebnis von -85 Mio. EUR (-2,87 EUR je Aktie). Stellt sich für die ersten neun Monate das Nettoergebnis auf Grund der Verluste aus den Terrorangriffen des 11. September noch negativ dar, so gehen wir davon aus, dass das volle Geschäftsjahr 2001 mit einem ausgeglichenen Ergebnis abschließt.

Die Perspektiven für das kommende Jahr sind ausgesprochen positiv. Die Erneuerungssaison für 2002 führte zu substanziellen Ratenerhöhungen und Konditionsverbesserungen auf vielen Rückversicherungsmärkten. Wir befinden uns in einem der härtesten Rückversicherungsmärkte seit Jahrzehnten. Nach der erfolgreichen Kapitalerhöhung im Dezember 2001 sind wir hervorragend im Markt positioniert, so dass wir die Marktchancen überproportional nutzen und unseren Marktanteil deutlich ausbauen konnten. Für 2002 erwarten wir daher – normale Verhältnisse bezüglich des Großschadenanfalls und der Kapitalmarktbedingungen unterstellt – ein sehr gutes Ergebnis.

Mit dieser Zuversicht danke ich Ihnen auch im Namen meiner Vorstandskollegen für Ihr Vertrauen in unsere Gesellschaft. Wir bleiben bestrebt, dieses Vertrauen zu rechtfertigen und den Wert Ihres Unternehmens gerade auch durch die Ausnutzung der aktuell günstigen Marktsituation nachhaltig zu steigern.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

Finanzkalender 2002

31. Januar 2002	Zwischenbericht 3/2001
25. April 2002	Bilanzpressekonferenz
26. April 2002	DVFA – Analystenkonferenz, Frankfurt
26. April 2002	Analysten-Treffen, London
24. Mai 2002	Hauptversammlung 2002 Beginn 10.30 Uhr
24. Mai 2002	Zwischenbericht 1/2002

Aktiva in TEUR	30.9.2001	31.12.2000
Festverzinsliche Wertpapiere – Dauerbestand	278 898	267 031
Festverzinsliche Wertpapiere – dispositiver Bestand	7 611 941	6 518 580
Festverzinsliche Wertpapiere – Handelsbestand	41 471	40 869
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1 072 276	1 593 969
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	225 119	228 540
Sonstige Kapitalanlagen	708 948	593 415
Kurzfristige Anlagen	736 765	475 849
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	10 675 418	9 718 253
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	621 434	482 262
Kapitalanlagen	11 296 852	10 200 515
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	1 001 370	823 915
Anteil der Rückversicherer an der Deckungsrückstellung	279 129	254 696
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	4 961 559	3 532 690
Anteile der Rückversicherer an sonstigen Rückstellungen	10 665	6 392
Abgegrenzte Abschlusskosten	933 048	714 427
Abrechnungsforderungen	2 835 068	3 296 030
Depotforderungen	5 918 674	3 995 706
Geschäfts- und Firmenwert	259 529	266 066
Sonstige Vermögensgegenstände	210 699	275 591
Abgegrenzte Zinsen und Mieten	179 254	131 574
	27 885 847	23 497 602

Passiva in TEUR	30.9.2001	31.12.2000
Rückstellung für noch nicht abgewickelte Versicherungsfälle	15 823 424	12 782 710
Deckungsrückstellung	3 396 145	3 043 573
Rückstellung für Prämienüberträge	2 315 478	1 608 381
Rückstellungen für Gewinnanteile	116 202	114 243
Sonstige versicherungstechnische Rückstellungen	44 285	22 117
Abrechnungsverbindlichkeiten	1 176 301	1 378 184
Depotverbindlichkeiten	1 214 528	817 609
Depotverbindlichkeiten aus Finanzierungsgeschäften	144 741	109 773
Ausgleichsposten für Anteile der anderen Gesellschafter	274 093	294 134
Andere Verbindlichkeiten	251 640	307 740
Steuerverbindlichkeiten	131 676	171 955
Rückstellung für latente Steuern	666 226	741 102
Begebene Anleihen	781 917	415 105
Genussrechtskapital	117 597	117 597
Verbindlichkeiten	26 454 253	21 924 223
Eigenkapital		
Gezeichnetes Kapital	75 493	75 493
Nominalwert 75 493 Genehmigtes Kapital 20 767		
Kapitalrücklagen	201 794	201 794
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	6 413	71 413
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	68 159	-8 800
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	-2 484	864
Summe nicht ergebniswirksame Eigenkapitalanteile	72 088	63 477
Eigene Anteile	–	–
Gewinnrücklagen		
Anfangsbestand	1 232 615	900 630
Überschuss/Fehlbetrag (-)	-84 675	364 880
Gezahlte Dividende	-86 461	-80 426
Sonstige Veränderungen	20 740	47 531
	1 082 219	1 232 615
Eigenkapital	1 431 594	1 573 379
	27 885 847	23 497 602

in TEUR	1.1.-30.9.2001	1.1.-31.12.2000
Gebuchte Bruttoprämien	7 344 458	8 320 493
Gebuchte Rückversicherungsprämien	2 656 967	3 016 514
Veränderung der Bruttoprämienüberträge	-551 238	-216 922
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	154 490	123 127
Verdiente Prämien für eigene Rechnung	4 290 743	5 210 184
Ordentliche Kapitalanlageerträge	696 235	798 947
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	107 066	251 168
Realisierte Verluste aus dem Abgang von Kapitalanlagen	80 927	70 524
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	18 178	-4 402
Sonstige Kapitalanlageaufwendungen	29 178	106 509
Kapitalanlageergebnis	711 374	868 680
Sonstige versicherungstechnische Erträge	3 762	18 704
Erträge insgesamt	5 005 879	6 097 568
Aufwendungen für Versicherungsfälle	3 929 977	4 467 863
Veränderung der Deckungsrückstellung	250 905	37 494
Aufwendungen für Provisionen und Gewinnanteile	682 618	903 946
Sonstige Abschlusskosten	9 769	17 627
Sonstige versicherungstechnische Aufwendungen	63 644	71 468
Aufwendungen für den Versicherungsbetrieb	146 376	179 675
Versicherungstechnische Aufwendungen für eigene Rechnung	5 083 289	5 678 073
Ergebnis der normalen Geschäftstätigkeit	-77 410	419 495
Abschreibung des Geschäfts- und Firmenwerts (Goodwill)	10 453	11 679
Übriges Ergebnis	-36 061	-103 540
Ergebnis vor Steuern	-123 924	304 276
Steuerertrag	45 409	129 025
Anderen Gesellschaftern zustehendes Ergebnis	-6 160	-68 421
Überschuss/Fehlbetrag (-)	-84 675	364 880

in TEUR	1.1.-30.9.2001	1.1.-31.12.2000
Nicht ergebniswirksame Veränderungen des Eigenkapitals		
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen	-65 000	22 680
Gewinn/Verlust aus Währungsumrechnungen	76 959	-27 937
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	-3 348	-2 091
Gesamt	-76 064	357 532

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung 1.1.-30.9.2001	Schaden-Rückversicherung 1.1.-31.12.2000	Personen-Rückversicherung 1.1.-30.9.2001	Personen-Rückversicherung 1.1.-31.12.2000
Gebuchte Bruttoprämien	2 744 494	3 385 386	1 634 795	2 090 506
Verdiente Prämien für eigene Rechnung	1 937 649	2 524 439	1 241 504	1 592 297
Aufwendungen für Versicherungsfälle für eigene Rechnung	1 970 725	2 033 826	749 865	1 209 010
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-250 905	-37 494
Aufwendungen für Provisionen und Gewinnanteile und für sonstige versicherungstechnische Aufwendungen für eigene Rechnung	367 486	625 844	349 915	424 602
Sonstige versicherungstechnische Erträge für eigene Rechnung	3 493	4 323	269	13 949
Kapitalanlageergebnis	263 576	471 930	186 244	204 347
Aufwendungen für den Versicherungsbetrieb	75 517	75 444	35 935	56 869
Operatives Ergebnis vor allgemeinen Aufwendungen	-209 010	265 578	41 397	82 618
Sonstige Aufwendungen	21 104	45 851	7 016	51 720
Ergebnis vor Steuern	-230 114	219 727	34 381	30 898
Steueraufwand/Steuerertrag	-74 570	-108 729	12 551	-27 658
Anderen Gesellschaftern zustehendes Ergebnis	24	-61 943	-372	-4 624
Überschuss/Fehlbetrag (-)	-155 520	266 513	21 458	53 932

Programmgeschäft 1.1.-30.9.2001	Programmgeschäft 1.1.-31.12.2000	Finanz-Rückversicherung 1.1.-30.9.2001	Finanz-Rückversicherung 1.1.-31.12.2000	Gesamt 1.1.-30.9.2001	Gesamt 1.1.-31.12.2000
1 812 853	1 974 407	1 152 316	870 194	7 344 458	8 320 493
354 504	292 699	757 086	800 749	4 290 743	5 210 184
275 316	261 809	934 071	963 218	3 929 977	4 467 863
–	–	–	–	-250 905	-37 494
26 127	-4 365	12 503	-53 040	756 031	993 041
–	–	–	432	3 762	18 704
22 331	24 682	239 223	167 721	711 374	868 680
31 847	42 686	3 077	4 676	146 376	179 675
43 545	17 251	46 658	54 048	-77410	419 495
16 779	14 650	1 615	2 998	46 514	115 219
26 766	2 601	45 043	51 050	-123 924	304 276
12 075	3 394	4 535	3 968	-45 409	-129 025
-100	3 902	-5 712	-5 756	-6 160	-68 421
14 591	3 109	34 796	41 326	-84 675	364 880

Die fortgeführten Anschaffungskosten und unrealisierten Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen stellen sich wie folgt dar:

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand zum 30.9.2001				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	31 852	1 917	–	33 769
Schuldtitel anderer ausländischer Staaten	2 207	88	–	2 295
Schuldtitel von Unternehmen	178 405	12 064	173	190 296
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	56 019	4 707	–	60 726
Andere Wertpapiere	10 415	378	39	10 754
Gesamt	278 898	19 154	212	297 840
Dauerbestand zum 31.12.2000				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	33 730	806	–	34 536
Schuldtitel anderer ausländischer Staaten	2 188	22	–	2 210
Schuldtitel von Unternehmen	168 386	6 551	437	174 500
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	55 986	3 369	–	59 355
Andere Wertpapiere	6 741	22	–	6 763
Gesamt	267 031	10 770	437	277 364

Die fortgeführten Anschaffungskosten und unrealisierten Gewinne und Verluste aus dem dispositiven Bestand der Kapitalanlagen stellen sich wie folgt dar:

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand zum 30.9.2001				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	974 591	30 963	535	1 005 019
Schuldtitel der US-Regierung	1 071 748	60 293	610	1 131 431
Schuldtitel anderer ausländischer Staaten	294 686	10 483	2 963	302 206
Schuldtitel von Unternehmen	3 096 986	112 305	39 562	3 169 729
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	853 072	24 717	15 514	862 275
Aus Investmentfonds	911 093	30 763	–	941 856
Andere Wertpapiere	192 068	7 907	550	199 425
	7 394 244	277 431	59 734	7 611 941
Dividendentitel				
Aktien	319 368	25 002	36 382	307 988
Aus Investmentfonds	1 032 647	–	268 359	764 288
Andere Dividendentitel	–	–	–	–
	1 352 015	25 002	304 741	1 072 276
Kurzfristige Anlagen	736 763	2	–	736 765
Gesamt	9 483 022	302 435	364 475	9 420 982
Dispositiver Bestand zum 31.12.2000				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	756 390	18 464	403	774 451
Schuldtitel der US-Regierung	1 016 210	27 891	1 467	1 042 634
Schuldtitel anderer ausländischer Staaten	327 667	4 380	2 287	329 760
Schuldtitel von Unternehmen	2 643 204	47 773	34 101	2 656 876
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	707 007	9 979	7 831	709 155
Aus Investmentfonds	911 061	11 803	–	922 864
Andere Wertpapiere	81 004	2 756	920	82 840
	6 442 543	123 046	47 009	6 518 580
Dividendentitel				
Aktien	477 143	71 117	22 402	525 858
Aus Investmentfonds	1 097 088	463	37 476	1 060 075
Andere Dividendentitel	4 255	3 781	–	8 036
	1 578 486	75 361	59 878	1 593 969
Kurzfristige Anlagen	475 850	–	1	475 849
Gesamt	8 496 879	198 407	106 888	8 588 398

Die fortgeführten Anschaffungskosten und unrealisierten Gewinne und Verluste aus dem Handelsbestand der Kapitalanlagen stellen sich wie folgt dar:

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Handelsbestand zum 30.9.2001				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	45 429	–	3 958	41 471
Gesamt	45 429	–	3 958	41 471
Handelsbestand zum 31.12.2000				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	45 251	–	4 382	40 869
Gesamt	45 251	–	4 382	40 869

Die Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands, des dispositiven Bestands und des Handelsbestands stellen sich an den Bilanzstichtagen 30. September 2001 und 31. Dezember 2000 wie folgt dar:

in TEUR	30.9.2001 Fortgeführte Anschaffungs-kosten	30.9.2001 Marktwerte	31.12.2000 Fortgeführte Anschaffungs-kosten	31.12.2000 Marktwerte
Dauerbestand				
innerhalb eines Jahres	5 364	5 384	13 623	13 640
zwischen einem und fünf Jahren	181 740	193 549	162 949	167 962
zwischen fünf und zehn Jahren	87 726	94 617	84 007	89 010
nach mehr als zehn Jahren	4 068	4 290	6 452	6 752
Gesamt	278 898	297 840	267 031	277 364
Dispositiver Bestand				
innerhalb eines Jahres	827 170	824 435	920 887	907 266
zwischen einem und fünf Jahren	3 014 306	3 124 966	2 720 974	2 779 964
zwischen fünf und zehn Jahren	1 985 305	2 048 420	1 350 009	1 371 195
nach mehr als zehn Jahren	1 567 463	1 614 120	1 450 673	1 460 155
Gesamt	7 394 244	7 611 941	6 442 543	6 518 580
Handelsbestand				
zwischen fünf und zehn Jahren	45 429	41 471	45 251	40 869
Gesamt	45 429	41 471	45 251	40 869

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Die folgende Tabelle zeigt das Ergebnis der Kapitalanlagen:

in TEUR	30.9.2001	31.12.2000
Erträge aus Grundstücken	17 055	22 204
Dividenden	28 309	82 408
Laufende Kapitalanlageerträge	343 516	433 745
Sonstige Kapitalanlageerträge	307 355	260 590
Ordentliche Kapitalanlageerträge	669 235	798 947
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	107 066	251 168
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	80 927	70 524
Unrealisierte Gewinne und Verluste	18 178	-4 402
Sonstige Kapitalanlageaufwendungen	29 178	106 509
Kapitalanlageergebnis	711 374	868 680

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/
Public Relations

Ralf Arndt

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
ralf.arndt@hannover-re.com

Investor Relations

Holger Verwold

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

INTERIM REPORT

3/2001

hannover re

in EUR million	30.9.2001	31.12.2000
Gross written premiums	7 344.5	8 320.5
Net premiums earned	4 290.7	5 210.2
Net underwriting result	(788.8)	(449.2)
Net investment income	711.4	868.7
Profit or loss on ordinary activities	(77.4)	419.5
Net income/net loss	(84.7)	364.9
Investments	11 296.9	10 200.5
Total stockholders' equity	1 431.6	1 573.4
Net underwriting provisions	15 442.8	12 953.3
Earnings per share in EUR	(2.87)	12.38*
Retention	63.8%	63.7%
Loss ratio**	104.3%	90.1%
Expense ratio**	16.9%	18.7%
Combined ratio**	121.2%	108.8%

* Dilution due to payment of outstanding amounts on subscribed share capital
** Excluding life and health reinsurance and on the basis of net premiums earned

Dear shareholders, Ladies and Gentlemen,

After we began last year to document our business development in quarterly reports, we are now submitting a report on the first three quarters of 2001. Since this is our first nine-month report, comparative figures from previous years are not available.

The results for this interim report would have been positive for the first nine months of the business year 2001, had it not been for the terrorist attacks in the United States on 11 September 2001. Excluding this extraordinary impact Hannover Re would have achieved a profit after tax of EUR 30 million, or EUR 1.04 per share, in the third quarter of 2001. Because of these events, however, the third-quarter profit after tax decreased by EUR 234 million, or EUR -7.92 per share, to EUR -204 million, or EUR -6.88 per share.



The profit after tax of the first nine months 2001, excluding the losses of 11 September, fulfilled our expectations. It amounted to EUR 149 million, or EUR 5.04 per share. Including the losses from the terrorist attacks the after-tax result amounts to EUR -85 million, or EUR -2.87 per share.

The impact of 11 September affected only property and casualty reinsurance. On the basis of information available to date, the net loss from this event remains unchanged at approximately EUR 400 million before and EUR 234 million after tax. We have fully accounted for these losses in the third quarter. Based on our current assessment we do not foresee any further charges due to this catastrophe. The losses from the terrorist attacks resulted, however, in a negative profit contribution of this business unit in the amount of EUR 156 million. Leaving aside these extraordinary influences, property and casualty reinsurance would have fulfilled our expectations for the first nine months with a positive profit contribution of EUR 78 million. The combined ratio for this time period was 125%. Excluding the losses from the terrorist attacks it would have been 104%.

Business in life and health reinsurance continued to develop as planned. We will be able again to achieve our growth and profit targets for this year.

Due to the successfully initiated expansion of program business to Europe and the excellent competitive positioning of our US subsidiaries, the gross premium income in this business unit continued to rise sharply. Furthermore, the new business, generated at markedly higher rates, enabled us to increase the retention ratio. Both of these factors resulted in a favourable development of the profit contribution.

Additionally, positive developments can be reported about financial reinsurance. The demand for alternative reinsurance products has been rising steadily, so that premium volume and investment income are – after only nine months – already above the total figure for the previous year.

Total investments at EUR 11 billion are 11% higher than the previous year. The net investment income (EUR 711 million) is a reflection of the difficult market environment. The ordinary income rose largely due to an increased investment volume, although the lower interest rate level led to a reduction in the average yield. The declining profits from the disposal of investments are a reflection of the state of the capital markets in the reporting period.

Overall, therefore the pre-tax result before minority interests was EUR -124 million and the after-tax result was EUR -85 million, or EUR -2.87 per share. Even though the net result for the first nine months is negative as a result of the September 11 losses, we are anticipating a break-even result for the whole business year 2001.

The prospects for the coming year are very positive. The 2002 renewal season has brought about substantial rate increases and improvements in terms and conditions on numerous reinsurance markets. We are currently in one of the hardest reinsurance markets since decades. Following the successful capital increase in December last year, we are strongly positioned in the market. We were able to disproportionately exploit the opportunities presented by the market and to significantly expand our market share. Assuming normal conditions in regard to major loss incidence and conditions of the capital market, we anticipate therefore a very good result for the year 2002.

On this confident note I would like to thank you, also on behalf of my colleagues on the Executive Board, for your trust in our company. We remain committed to living up to this confidence, and we shall strive to increase the value of your company on a sustainable basis – not least by optimally exploiting the opportunities offered by the current favourable market conditions.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

Financial calendar 2002

31 January 2002	Interim report 3/2001
25 April 2002	Press conference on the annual results 2001
26 April 2002	Analysts meeting in Frankfurt
26 April 2002	Analysts meeting in London
24 May 2002	Annual General Meeting Beginning 10:30 a.m.
24 May 2002	Interim report 1/2002

Assets Figures in EUR thousand	30.9.2001	31.12.2000
Fixed-income securities – held to maturity	278 898	267 031
Fixed-income securities – available for sale	7 611 941	6 518 580
Fixed-income securities – trading	41 471	40 869
Equity securities – available for sale	1 072 276	1 593 969
Real estate	225 119	228 540
Other invested assets	708 948	593 415
Short-term investments	736 765	475 849
Total investments without cash	10 675 418	9 718 253
Cash	621 434	482 262
Total investments and cash	11 296 852	10 200 515
Prepaid reinsurance premiums	1 001 370	823 915
Reinsurance recoverables on benefit reserve	279 129	254 696
Reinsurance recoverables on unpaid claims	4 961 559	3 532 690
Reinsurance recoverables on other reserves	10 665	6 392
Deferred acquisition costs	933 048	714 427
Accounts receivable	2 835 068	3 296 030
Funds held by ceding companies	5 918 674	3 995 706
Goodwill	259 529	266 066
Other assets	210 699	275 591
Accrued interest and rent	179 254	131 574
	27 885 847	23 497 602

Liabilities

Figures in EUR thousand	30.9.2001	31.12.2000
Loss and loss adjustment expense reserve	15 823 424	12 782 710
Policy benefits for life and health contracts	3 396 145	3 043 573
Unearned premium reserve	2 315 478	1 608 381
Provision for contingent commission	116 202	114 243
Other technical provisions	44 285	22 117
Reinsurance payable	1 176 301	1 378 184
Funds held under reinsurance treaties	1 214 528	817 609
Contract deposits	144 741	109 773
Minorities	274 093	294 134
Other liabilities	251 640	307 740
Taxes	131 676	171 955
Provision for deferred taxes	666 226	741 102
Notes payable	781 917	415 105
Surplus debenture	117 597	117 597
Total liabilities	26 454 253	21 924 223
Stockholders' equity		
Common stock	75 493	75 493
Nominal value 75 493 Authorised capital 20 767		
Additional paid-in capital	201 794	201 794
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	6 413	71 413
Cumulative foreign currency conversion adjustment, net of deferred taxes	68 159	(8 800)
Other changes in cumulative comprehensive income	(2 484)	864
Total comprehensive income	72 088	63 477
Treasury stock	–	–
Retained earnings		
Beginning of period	1 232 615	900 630
Net income/net loss	(84 675)	364 880
Dividend paid	(86 461)	(80 426)
Other changes	20 740	47 531
	1 082 219	1 232 615
Total stockholders' equity	1 431 594	1 573 379
	27 885 847	23 497 602

Figures in EUR thousand	1.1.-30.9.2001	1.1.-31.12.2000
Gross written premiums	7 344 458	8 320 493
Ceded written premiums	2 656 967	3 016 514
Change in gross unearned premiums	(551 238)	(216 922)
Change in ceded unearned premiums	154 490	123 127
Net premiums earned	4 290 743	5 210 184
Ordinary investment income	696 235	798 947
Realised gains on investments	107 066	251 168
Realised losses on investments	80 927	70 524
Unrealised gains and losses on investments	18 178	(4 402)
Other investment expenses	29 178	106 509
Net investment income	711 374	868 680
Other technical income	3 762	18 704
Total revenues	5 005 879	6 097 568
Claims and claims expenses	3 929 977	4 467 863
Change in policy benefits for life and health contracts	250 905	37 494
Commission and brokerage	682 618	903 946
Other acquisition costs	9 769	17 627
Other technical expenses	63 644	71 468
Administrative expenses	146 376	179 675
Total technical expenses	5 083 289	5 678 073
Profit or loss on ordinary activities	(77 410)	419 495
Amortisation of goodwill	10 453	11 679
Other income/expenses	(36 061)	(103 540)
Net income before taxes	(123 924)	304 276
Taxes	45 409	129 025
Minority interest	(6 160)	(68 421)
Net income/net loss	(84 675)	364 880

Figures in EUR thousand	*1.1.-30.9.2001*	*1.1.-31.12.2000*
Other comprehensive income		
Net unrealised appreciation/depreciation of investments	(65 000)	22 680
Cumulative foreign currency conversion adjustments	76 959	(27 937)
Other comprehensive income	(3 348)	(2 091)
Net comprehensive income	(76 064)	357 532

Segmental statement of income

Figures in EUR thousand	Property/ casualty reinsurance 1.1.-30.9.2001	Property/ casualty reinsurance 1.1.-31.12.2000	Life/ health reinsurance 1.1.-30.9.2001	Life/ health reinsurance 1.1.-31.12.2000
Gross written premiums	2 744 494	3 385 386	1 634 795	2 090 506
Net premiums earned	1 937 649	2 524 439	1 241 504	1 592 297
Claims and claims expenses	1 970 725	2 033 826	749 865	1 209 010
Change in policy benefits for life and health contracts	–	–	(250 905)	(37 494)
Commission and brokerage and other technical expenses	367 486	625 844	349 915	424 602
Other technical income	3 493	4 323	269	13 949
Investment income	263 576	471 930	186 244	204 347
Administrative expenses	75 517	75 444	35 935	56 869
Net technical and investment income	(209 010)	265 578	41 397	82 618
Other expenses	21 104	45 851	7 016	51 720
Net income before tax	(230 114)	219 727	34 381	30 898
Taxes	(74 570)	(108 729)	12 551	(27 658)
Minority interest	24	(61 943)	(372)	(4 624)
Net income/net loss	(155 520)	266 513	21 458	53 932

Program business 1.1.-30.9.2001	Program business 1.1.-31.12.2000	Financial reinsurance 1.1.-30.9.2001	Financial reinsurance 1.1.-31.12.2000	Total 1.1.-30.9.2001	Total 1.1.-31.12.2000
1 812 853	1 974 407	1 152 316	870 194	7 344 458	8 320 493
354 504	292 699	757 086	800 749	4 290 743	5 210 184
275 316	261 809	934 071	963 218	3 929 977	4 467 863
–	–	–	–	(250 905)	(37 494)
26 127	(4 365)	12 503	(53 040)	756 031	993 041
–	–	–	432	3 762	18 704
22 331	24 682	239 223	167 721	711 374	868 680
31 847	42 686	3 077	4 676	146 376	179 675
43 545	17 251	46 658	54 048	(77 410)	419 495
16 779	14 650	1 615	2 998	46 514	115 219
26 766	2 601	45 043	51 050	(123 924)	304 276
12 075	3 394	4 535	3 968	(45 409)	(129 025)
(100)	3 902	(5 712)	(5 756)	(6 160)	(68 421)
14 591	3 109	34 796	41 326	(84 675)	364 880

The amortised cost and the unrealised gains and losses on the portfolio of investments classified as held to maturity were as follows:

Figures in EUR thousand	*Cost or amortised cost*	*Unrealised gains*	*Unrealised losses*	*Fair value*
Investments held to maturity as at 30.9.2001				
Fixed-income securities				
US Treasury Notes	31 852	1 917	–	33 769
Other foreign government debt securities	2 207	88	–	2 295
Corporate securities	178 405	12 064	173	190 296
Asset-backed securities	56 019	4 707	–	60 726
Other securities	10 415	378	39	10 754
Total	278 898	19 154	212	297 840
Investments held to maturity as at 31.12.2000				
Fixed-income securities				
US Treasury Notes	33 730	806	–	34 536
Other foreign government debt securities	2 188	22	–	2 210
Corporate securities	168 386	6 551	437	174 500
Asset-backed securities	55 986	3 369	–	59 355
Other securities	6 741	22	–	6 763
Total	267 031	10 770	437	277 364

The amortised cost and the unrealised gains and losses on the portfolios of investments classified as available for sale were as follows:

Figures in EUR thousand	*Cost or amortised cost*	*Unrealised gains*	*Unrealised losses*	*Fair value*
Investments available for sale as at 30.9.2001				
Fixed-income securities				
Government debt securities of EU member states	974 591	30 963	535	1 005 019
US Treasury Notes	1 071 748	60 293	610	1 131 431
Other foreign government debt securities	294 686	10 483	2 963	302 206
Corporate securities	3 096 986	112 305	39 562	3 169 729
Asset-backed securities	853 072	24 717	15 514	862 275
From investment funds	911 093	30 763	–	941 856
Other securities	192 068	7 907	550	199 425
	7 394 244	277 431	59 734	7 611 941
Dividend-bearing securities				
Equities	319 368	25 002	36 382	307 988
From investment funds	1 032 647	–	268 359	764 288
Other dividend-bearing securities	–	–	–	–
	1 352 015	25 002	304 741	1 072 276
Short-term investments	736 763	2	–	736 765
Total	9 483 022	302 435	364 475	9 420 982
Investments available for sale as at 31.12.2000				
Fixed-income securities				
Government debt securities of EU member states	756 390	18 464	403	774 451
US Treasury Notes	1 016 210	27 891	1 467	1 042 634
Other foreign government debt securities	327 667	4 380	2 287	329 760
Corporate securities	2 643 204	47 773	34 101	2 656 876
Asset-backed securities	707 007	9 979	7 831	709 155
From investment funds	911 061	11 803	–	922 864
Other securities	81 004	2 756	920	82 840
	6 442 543	123 046	47 009	6 518 580
Dividend-bearing securities				
Equities	477 143	71 117	22 402	525 858
From investment funds	1 097 088	463	37 476	1 060 075
Other dividend-bearing securities	4 255	3 781	–	8 036
	1 578 486	75 361	59 878	1 593 969
Short-term investments	475 850	–	1	475 849
Total	8 496 879	198 407	106 888	8 588 398

The amortised cost and the unrealised gains and losses on the portfolios of investments classified as trading were as follows:

Figures in EUR thousand	*Cost or amortised cost*	*Unrealised gains*	*Unrealised losses*	*Fair value*
Trading as at 30.9.2001				
Fixed-income securities				
Corporate securities	45 429	–	3 958	41 471
Total	45 429	–	3 958	41 471
Trading as at 31.12.2000				
Fixed-income securities				
Corporate securities	45 251	–	4 382	40 869
Total	45 251	–	4 382	40 869

The contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio were as follows as at the balance sheets dates of 30 September 2001 and of 31 December 2000:

Figures in EUR thousand	*30.9.2001*		*31.12.2000*	
	Cost or amortised cost	*Estimated fair value*	*Cost or amortised cost*	*Estimated fair value*
Held to maturity				
Due in one year	5 364	5 384	13 623	13 640
Due after one through five years	181 740	193 549	162 949	167 962
Due after five years through ten years	87 726	94 617	84 007	89 010
Due after ten years	4 068	4 290	6 452	6 752
Total	278 898	297 840	267 031	277 364
Available for sale				
Due in one year	827 170	824 435	920 887	907 266
Due after one through five years	3 014 306	3 124 966	2 720 974	2 779 964
Due after five years through ten years	1 985 305	2 048 420	1 350 009	1 371 195
Due after ten years	1 567 463	1 614 120	1 450 673	1 460 155
Total	7 394 244	7 611 941	6 442 543	6 518 580
Trading				
Due after five years through ten years	45 429	41 471	45 251	40 869
Total	45 429	41 471	45 251	40 869

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

The following table shows the investment income:

Figures in EUR thousand	30.9.2001	31.12.2000
Real estate	17 055	22 204
Dividends	28 309	82 408
Ordinary investment income on fixed-income securities	343 516	433 745
Other income	307 355	260 590
Ordinary investment income	669 235	798 947
Realised gains on investments	107 066	251 168
Realised losses from investments	80 927	70 524
Unrealised gains and losses	18 178	(4 402)
Other investment expenses	29 178	106 509
Total investment income	711 374	868 680

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/
Public Relations

Ralf Arndt

Telephone +49/511/56 04-15 00
Fax +49/511/56 04-16 48
ralf.arndt@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/511/56 04-17 36
Fax +49/511/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/511/56 04-15 02
Fax +49/511/56 04-16 48
gabriele.handrick@hannover-re.com